[Letterhead of Wachtell, Lipton, Rosen & Katz]
June 28, 2024
VIA EDGAR SUBMISSION
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Peter McPhun
Isaac Esquivel
Kibum Park
Isabel Rivera

Re:	Everus Construction Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted May 3, 2024
CIK No. 0002015845

Ladies and Gentlemen:
On behalf of our client, Everus Construction Group, Inc. (“Everus” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 23, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form 10-12B (the “Registration Statement”).
In connection with this letter responding to the Staff’s comments, the Company is concurrently confidentially filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) electronically via EDGAR.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 2. All page references in the responses below refer to pages of Amendment No. 2.

U.S. Securities and Exchange Commission
June 28, 2024

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted May 3, 2024
Exhibit 99.1 Information Statement of Everus Construction Group, Inc.
Industry Information, page i
1.We note your statements that the method by which the company obtained some of its data may result in inaccurate information. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure and include a sentence confirming that the company is responsible for all of the disclosure in the registration statement.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page ii of Amendment No. 2 to remove such disclosure and to include the requested sentence.
Information Statement Summary
Business Segments, page 10
2.We note your revised disclosure in response to prior comment 1, however, the new graphic provided on page 10 does not reflect the company’s work authorizations. Please revise to include the map on page 70 or include narrative disclosure regarding where you have obtained work authorizations, or advise.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 66 to include the map of the Company’s work authorizations.
The Separation and Distribution
Conditions to the Distribution, page 45
3.We note that receipt of an IRS private letter ruling and one or more tax opinions from the tax advisors of MDU Resources are conditions to the distribution and that MDU Resources will have sole discretion to waive any condition and does not intend to notify stockholders of anything other than a material modification. Please revise to update the status of the IRS private letter ruling, and clarify whether a waiver of either the condition to receive the IRS private letter ruling or the tax opinions would be considered a material modification warranting stockholder notification.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 6, 33 and 119 to provide an update on the status of the IRS private letter ruling.

U.S. Securities and Exchange Commission
June 28, 2024

With respect to the Staff’s comment regarding stockholder notification of a waiver of either the condition to receive the IRS private letter ruling or one or more tax opinions, the MDU Resources board of directors might consider a waiver of either of these conditions a material modification warranting stockholder notification. The Company respectfully advises the Staff that it has revised the disclosure on page 51 to clarify that a waiver of either of the foregoing conditions might be considered a material modification warranting stockholder notification.
Business
Our Company, page 59
4.We note your revised disclosure in response to prior comment 3, however, we also note that the MDU Construction Services Group website displays logos for 20 operating companies. Please reconcile your disclosure or advise.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 66 to indicate that the Company’s 15 wholly-owned operating companies go to market under 20 local brands allowing the Company to differentiate the services it provides and geographical markets it serves.
Certain Relationships and Related Person Transactions, page 105
5.We note references to an ongoing relationship between MDU Resources and Centennial, including disclosure regarding Centennial’s senior notes payable in Note 16 to your financial statements. Please revise to disclose these notes and provide any associated agreement as an exhibit or tell us why it is not material.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the agreements governing Centennial’s third-party long-term debt (including its senior notes) and the intercompany receivables and payable arrangements among MDU Resources, Centennial and the Company related thereto and to MDU Resources’ third-party long-term debt, are material for the periods presented. However, the Company expects to settle any intercompany receivables and payables balances prior to the consummation of the separation and therefore has not included the associated agreements as exhibits as they will not be applicable to the future state of the business as a stand-alone company.
As described in Note 16 to the financial statements, prior to the second quarter of 2023, Centennial supported its and its subsidiaries’ (including the Company’s) borrowing needs through its third-party long-term debt arrangements. Centennial and its subsidiaries (including the Company) entered into intercompany receivables and payables arrangements in the ordinary course of business as part of their cash management

U.S. Securities and Exchange Commission
June 28, 2024

program. Centennial’s third-party long-term debt was repaid in full and terminated in the second quarter of 2023.
Since the second quarter of 2023, MDU Resources has supported its and its subsidiaries’ (including the Company’s) borrowing needs through its third-party long-term debt arrangements. MDU Resources and its subsidiaries (including the Company) enter into intercompany receivables and payables arrangements in the ordinary course of business as part of their cash management program. MDU Resources, Centennial and the Company expect to settle intercompany receivables and payables involving the Company on or prior to consummation of the separation, and the Company expects to implement its own cash management program post-separation.
The Company further respectfully advises the Staff that it has revised the disclosure on page 118 to describe such arrangements and refers the Staff to Note 16 of the Company’s Consolidated Financial Statements for additional information.
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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact me at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Yasmina Abdel-Malek, at (212) 403-1151 or YAbdel-Malek@wlrk.com.

Sincerely,

/s/ John L. Robinson

John L. Robinson

cc:	Paul Sanderson, Vice President, Chief Legal Officer and Secretary, MDU Resources Group, Inc.